Exhibit 99.1

IPA’s Subsidiary Talem Therapeutics Licenses Antibodies for Three OmniChicken-Derived Programs

  Under strategic collaboration, Talem, an IPA subsidiary, expands its relationship with Ligand/OmniAb, Inc., to develop three immuno-oncology programs targeting validated targets
  Talem intends to leverage IPA’s broad range of advanced laboratory and in silico computational technologies, including LENSai™
  Antibodies were discovered using OmniChicken antibody discovery technology

VICTORIA, British Columbia--(BUSINESS WIRE)--October 12, 2022--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA) (TSXV: IPA), today announced that its subsidiary, Talem Therapeutics LLC (“Talem”), has entered into a multi-target license agreement with OmniAb, Inc., a subsidiary of Ligand Pharmaceuticals Incorporated. The agreement builds upon Talem’s extensive antibody development expertise and its access to LENSai™ in silico software technology to further the development and commercialization of OmniChicken-derived antibody panels against B7H3, CD38 and TIM3, which are immuno-oncology targets. The collaboration leverages antibodies from the OmniChicken discovery technology, the industry’s first successfully engineered bird with an immune system that can efficiently generate human sequence antibody repertoires for the discovery of therapeutic antibodies, with Talem’s advanced antibody development technologies aimed at optimizing clinical success.

Under the terms of the agreement, Talem will oversee the development and optimization of the antibodies for each program. OmniAb and Talem will share downstream economics upon potential out-licensing or commercialization of the programs.

“This collaboration leverages Talem’s unique strengths in optimizing and developing scientifically rigorous and clinically-relevant antibodies and provides an exceptional opportunity to apply AI-driven in silico technologies available to Talem to rapidly develop antibodies derived from the OmniChicken discovery technology,” stated Dr. Jennifer Bath, CEO of IPA.

Dr. Bath continued, “We believe that the expertise of the IPA Family with a variety of antibody formats and broad range of powerful in silico and advanced wet lab technologies, will enable Talem to meaningfully accelerate the development of these potential life-saving therapies faster and with more accuracy than ever before.”

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, Biostrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the anticipated developments resulting from the collaboration between Talem and Crystal. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in developing commercially viable products from the antibodies licensed from Ligand Pharmaceuticals’ subsidiary, as well as those risks discussed in the Company’s Annual Information Form dated July 28, 2022 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F, dated July 29, 2022 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investor contact: investors@ipatherapeutics.com